Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy declares dividend

All financial figures are in Canadian dollars.

Calgary, Alberta (May 8, 2023) – Suncor Energy’s (TSX: SU) (NYSE: SU) Board of Directors has approved a quarterly dividend of $0.52 per share on its common shares, payable June 26, 2023 to shareholders of record at the close of business on June 5, 2023.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor.

Media inquiries: 833-296-4570 media@suncor.com	Investor inquiries: 800-558-9071 invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com